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                               WILLIAM D. FARRELL
                               14 Bluefield Avenue
                        Harrington Park, New Jersey 07640


BY HAND DELIVERY

The Board of Directors
Medical Resources, Inc.
c/o Mr. Gary N. Siegler, Chairman
     Siegler Collery & Co.
     712 Fifth Avenue, 19th Floor
     New York, New York  10019

               Re:  My Constructive Discharge

Gentlemen:

     The behavior and actions of the members of the Board of Medical Resources, Inc. other than myself (the "Siegler Board Members") over the past month have been truly astounding and deeply troubling to me and to other members of the Senior Management of Medical Resources, Inc. ("MRI" or the "Company"). More importantly, that behavior and those actions, culminating earlier this week, in the Siegler Board Members' decision to deprive me of virtually all of the duties, responsibilities and discretion as the Company's President and Chief Operating Officer, force me to conclude that the Siegler Board Members, by their deeds, effectively have terminated my employment in those two senior executive positions. The Siegler Board Members have even prohibited me from important communications with the Company's shareholders, attorneys and financial analysts. The Siegler Board Members have done so without cause - and, indeed, for reasons which I believe are improper and illegal. Accordingly, I have no choice but to recognize that the Siegler Board Members effectively have discharged me, leaving me no alternative but to resign my positions as an officer and director of MRI and all affiliated entities.

     I tender my forced  resignations - which has been compelled by your actions
- with profound sadness. I have been employed, in one position or another, with MRI for over 13 years. During those years, I put virtually all my energies often at great personal and family sacrifice - into assuring MRI's growth and success, thereby advancing the interests of the Company's shareholders and employees. By anyone's measure (including your own assessments prior to October 7th) my efforts - and those of all other members of the Company's Senior Management team
- have been a huge success.

     No doubt the development and growth of MRI and its business strategy since 1990 also reflected the input, guidance and assistance of certain Siegler Board Members. Nevertheless, as reflected in Senior Management's correspondence with you and your

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counsel,  and the  correspondence  of counsel  retained by Senior  Management to represent the Company, it appears that the Siegler Board Members have caused the Company to: (i) pay, in connection with the acquisitions and financings, exorbitant amounts in terms of cash and/or warrants; (ii) pay in excess of $1.5 million in cash and 675,000 warrants as advisory fees to an entity associated with certain Siegler Board Members that were apparently unearned; (iii) acquire an interest in a corporate jet, at an initial cost in excess of $3 million, that was unwarranted and done for the benefit of one or more Siegler Board Members; and (iv) engage in certain non-imaging acquisitions with little or no benefit to MRI - but of clear and direct benefit to certain Siegler Board Members.

     When Senior Management made clear to the Siegler Board Members, in early October, that Senior Management took those matters very seriously - as did significant MRI shareholders - the Siegler Board Members' initiated efforts which inexorably have led to creation of an intolerable and hostile work environment and to actions which, taken together or separately, have resulted in my constructive discharge. Those actions include, but are not limited to, those summarized below:

             1. Taking immediate and continuing steps to terminate and prevent a truly independent and objective review of all 1996 and 1997 related-party transactions of concern to MRI Senior Management and MRI shareholders. These steps have included the following:

                  (a) In reaction to our request for a truly independent, fair, objective and confidential inquiry, the Siegler Board Members reacted by shutting down that inquiry and initiating their own under the supervision of the very board members who approved the transactions in the first place.

                  (b) The Siegler Board Members' biased and conflicted investigation turned into an inquisition of spurious charges against myself and other members of Senior Management who have raised concerns regarding related-party transactions.

                  (c) After weeks spent refusing to place the investigation in the hands of truly independent people, the Siegler Board Members belatedly agreed to do so, but then left the existing conflicted Board Members and their counsel involved in the investigation.

                  (d) The Siegler Board Members' refusal to disclose (i) the unilateral and unexplained unwinding of the corporate jet transaction and (ii) the growing

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                          and serious rift between Senior Management and the
                          Siegler Board Members.

                  (e)     The  Siegler  Board  Members'   refusal  to  make  the
                          appropriate   and  necessary   public   disclosure  as
                          prepared and proposed by Senior Management;

              2. Taking immediate and continuing steps to prevent me and MRI Senior Management from consulting or sharing information with counsel retained to represent the Company or with other advisors;

              3. Making and disseminating false and scurrilous allegations concerning misconduct and improper personal motives on the part of Senior Management who raised concerns regarding related-party transactions. Those allegations have been made and have been pressed as part of an improper effort to muzzle me, in an attempt to control and prevent actions on my part which are entirely legal and appropriate and to deflect blame away from the Siegler Board Members' actions;

              4. Taking steps to disclaim board authorization of a recent acquisition transaction that the Board was fully aware of (and approved using accepted procedures) and on which at least two Siegler Board Members purported to work extensively;

              5. Demanding that I take steps and participate in actions with significant legal implications while, at the same time, refusing to allow me the opportunity to consult with chosen Company counsel concerning those issues;

              6. Refusing to consult with or apprise me in advance of significant decisions the Siegler Board Members have made with respect to the Company, leaving me to read about them in a Siegler Board Member press release;

              7. After October 7th, surreptitiously searching for and retaining an individual to act as interim CEO to whom I would report when, in fact, as President and COO, I had filled that role since at least 1996;

              8. Drastically reducing my responsibilities and authority as President and COO by formal board resolution upon insertion into Senior Management of the Siegler Board Members' chosen interim CEO;

              9. Taking Board action to restrict any statement between senior management and shareholders, financial analysts or brokers.

     There have been other actions which the Siegler Board Members have taken which have been a part of my de facto or

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constructive  discharge as an officer and director of the Company.  However, the nine (9) items set forth above are enough to give you and any other reader a clear sense that the Siegler Board Members have, by their actions, if not in words, terminated my employment as MRI's President and COO and nullified my position. This letter serves only to confirm the sorry state of affairs brought about by your unfortunate, improper and illegal behavior.

     In addition to the grounds set forth above, I am compelled to resign my position as a member of the Board of MRI because my role in that regard has been nullified by the actions of the Siegler Board Members. Specifically, over the past four weeks, Board meetings have been called with little or no notice and without any indication of the purpose or agenda for such meetings. More importantly, it is clear that since October 7th, the Siegler Board Members have held pre-meeting "Board meetings" and have scripted out Board action without including me in that process. Board meetings have become a charade. Indeed, most recently the Siegler Board Members surreptitiously recruited and hired an "interim CEO" and imposed him on this Company without any prior notice or consultation with me.

Because I have, in fact, been discharged by the Siegler Board Members, without cause (and improperly), I remain entitled to all benefits under my employment agreement which exist following a "without cause" termination. In addition, I believe that I have other contractual, common law and statutory rights and remedies which I reserve the right to and intend vigorously to pursue under applicable law. Pursuant to Section 13 of the Securities Exchange Act of 1934, I request that the Company make an appropriate Form 8-K filing with the SEC disclosing my resignation from the MRI Board and attaching this letter.


                                   Sincerely,


                                   William D. Farrell
                                   President and Chief Operating
                                   Officer and Director Medical
                                   Resources, Inc.

cc:  Stephen M. Davis, Esq.  (By Hand)


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